SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2006

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Attached is the Company’s Press Release dated December 13, 2006, entitled “ViryaNet Receives Nasdaq Staff Determination Letter”.

VIRYANET LTD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

Date: December 14, 2006	By:	/S/ ALBERT A. GABRIELLI
Name: Albert A. Gabrielli
Title: Chief Financial Officer

VIRYANET LTD.

Exhibit Index

Exhibit No.	Description
99.1	Press release issued by the Company dated December 13, 2006, entitled “ViryaNet Receives Nasdaq Staff Determination Letter”

EXHIBIT 99.1

VIRYANET LTD.

FOR IMMEDIATE RELEASE

Contacts:

Albert Gabrielli	Jack McAvoy
ViryaNet	ViryaNet
Chief Financial Officer	VP, Marketing
508-490-8600, ext 3038	508-490-8600, ext 3090

ViryaNet Receives Nasdaq Staff Determination Letter

Company Executives to Present Compliance Plan at Scheduled Hearing

Southborough, Mass. — December 13, 2006 — ViryaNet Ltd. (Nasdaq: VRYA) announced today that it has received notice from The Nasdaq Stock Market indicating that the Company is not in compliance with the minimum $2,500,000 stockholders’ equity requirement as set forth in Marketplace Rule 4320(c)(2)(B) (“Minimum Equity Requirement”) and that its Ordinary Shares are, therefore, subject to delisting from The Nasdaq Capital Market.

A hearing before a NASDAQ Listing Qualifications Panel has been scheduled for January 4, 2007 to review the Company’s plans to comply with the Minimum Equity Requirement. Until the Panel renders a decision, ViryaNet’s Ordinary Shares will continue to be listed on The Nasdaq Capital Market. The Company will present a plan to the Panel to regain compliance with the Minimum Equity Requirement by having and sustaining a minimum of $2,500,000 in stockholders’ equity. As part of its plan, the Company filed on December 5, 2006, a Proxy Statement for the Company’s annual general shareholders meeting, to be held on December 29, 2006, which includes a recommendation by the Company’s Board of Directors for shareholder approval of the conversion of $500,000 debt into equity in the form of Preferred A Shares of the Company at a price per share of $1.53, thereby increasing the Company’s equity.

There can be no assurance that the Panel will decide to allow the Company’s Ordinary Shares to remain listed or that any of the Company’s actions will prevent the delisting of its Ordinary Shares from The Nasdaq Capital Market. In the event that the Company’s Ordinary Shares are delisted, the Company expects that its Ordinary Shares will trade on the OTC Bulletin Board following the approval by the NASD of an application by one or more market makers to continue quoting in the Company’s Ordinary Shares.

About ViryaNet

ViryaNet is a provider of software applications that improve the quality and efficiency of an organization’s service operations. ViryaNet’s flagship product — ViryaNet Service Hub — combines the power of the Internet, the freedom of wireless technologies, and the resources of ViryaNet’s deep service expertise to help companies improve workforce scheduling, dispatching, and activity reporting; customer contract and entitlement automation; and asset, logistics, and depot repair management.

Customers in the utility, telecommunications, retail, and other industries use ViryaNet Service Hub to transition complex service business processes into a manageable, scalable Internet operation, with the goal of increasing service revenues, decreasing service costs, and maximizing customer satisfaction.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements.

Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s Form 20-F, dated June 30, 2006, and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.